March 17, 2006
Mr. Gary Todd
Reviewing Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549-6010

Re:	Avnet, Inc. Form 10-K for the fiscal year ended July 2, 2005 filed September 14, 2005 Form 10-Q for the quarterly period ended October 1, 2005 File No. 001-04224
Dear Mr. Todd:
Attached please find our responses to the comment, dated March 3, 2006, of the staff of the Securities and Exchange Commission on the above referenced filings for Avnet, Inc. For the staff’s convenience, we have included the staff’s original comment prior to our response.
We acknowledge that Avnet, Inc. is responsible for the adequacy and accuracy of the disclosure in our filings and that the staff’s comments, or changes to disclosure in response to the staff’s comments, do not foreclose the Commission from taking any action with respect to the filings reviewed by the staff. Furthermore, we acknowledge that Avnet, Inc. may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If any of our responses require further explanation, please do not hesitate to contact me at (480) 643-7764. You may alternatively contact Michael Zilis, Vice President, Corporate Controller, at (480) 643-7209.
We look forward to working with you in completion of your review of the above referenced filings.
Very truly yours,
/s/ RAYMOND SADOWSKI
Raymond Sadowski
Senior Vice President,
Chief Financial Officer and
Principal Accounting Officer

Form 10-Q for the fiscal quarter ended October 1, 2005
Consolidated Financial Statements
Note 4. Acquisitions, page 9
1.	We note your response to prior comment one in our letter dated January 31, 2006. We understand that you have recorded certain restructuring accruals for severance and facility exit costs under EITF 95-3. Additionally, we see that you have recorded adjustments to the amounts of purchase price allocated to inventory and other long-lived Memec owned assets. You state in your response that you have included the write-downs in the table of acquisition-related restructuring activity to provide further information to readers about the actions taken by Avnet related to the merger and integration. Write-downs of Memec assets are considered in the opening balance sheet. Accordingly, it does not appear appropriate to include those write-downs with the EITF 95-3 accruals. In future filings please remove the asset impairments from the table of EITF 95-3 restructuring accruals and separately discuss the nature and amounts of any adjustments made to the preliminary purchase price allocation. Please also note the disclosure requirements of EITF 95-3 for acquisition-related restructuring activities.

In future filings, we will modify the tabular disclosure in the acquisition footnote so that it only includes a rollforward of Avnet’s EITF 95-3 acquisition-related restructuring accruals such as severance and facility exit costs. Therefore, the table will exclude the information related to the write-down of assets acquired with Memec. Instead, the nature and amounts of these write-downs to acquired asset values, as pertinent, will be separately discussed outside the table in the acquisition footnote.